Exhibit 99.(l)

Exhibit (l)

August 20, 2008

IVA Fiduciary Trust

645 Madison Avenue, 12th Floor

New York, NY 10022

Re:   Subscription for Shares

Ladies and Gentlemen:

Charles de Vaulx, in consideration of the formation of IVA Fiduciary Trust (the “Trust”) and its two initial series, IVA Worldwide Fund (the “Fund”) and IVA International Fund, hereby subscribes for 10,000 shares of beneficial interest, par value $0.001 per share, of Class I shares of the Fund (the “Shares”) and agrees to pay $120,000 for the Shares ($12.00 per share).

This subscription will be payable and the Shares subscribed for in this letter will be issued prior to the effective date of the registration of the Shares under the Securities Act of 1933, as amended (the “Act”).  The payment of this subscription will be in cash and may be made in such increments and in such classes of shares of the Fund as IVA deems appropriate.

In connection with your sale to me today of the Shares, I understand that: (i) the Shares have not been registered under the Securities Act of 1933, as amended; (ii) your sale of the Shares to me is in reliance on the sale’s being exempt under Section 4(2) of the Act as not involving any public offering; and (iii) in part, your reliance on such exemption is predicated on my representation, which I hereby confirm, that I am acquiring the Shares for investment and for my own account as the sole beneficial owner hereof, and not with a view to or in connection with any resale or distribution of any or all of the Shares or of any interest therein or with the current intention to redeem the Shares. I hereby agree that we will not sell, assign or transfer the Shares or any interest therein except upon repurchase or redemption by the Fund unless and until the Shares have been registered under the Securities Act of 1933, as amended, or you have received an opinion of your counsel indicating to your satisfaction that such sale, assignment or transfer will not violate the provisions of the Securities Act of 1933, as amended, or any rules and regulations promulgated thereunder.

This letter is intended to take effect as an instrument under seal and shall be construed under the laws of the Commonwealth of Massachusetts.

Please indicate your agreement and acceptance of this subscription by signing below.

Notice is hereby given that this Agreement is executed on behalf of the Trust by officers of the Trust as officers and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the relevant Fund.

By:	/s/ Charles de Vaulx
Name: Charles de Vaulx

Accepted and Agreed to on August 20, 2008

IVA FIDUCIARY TRUST
on behalf of the IVA Worldwide Fund

By:	/s/ Stefanie Hempstead
Name: Stefanie Hempstead
Title: Chief Financial Officer